UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Further to our Notice of Special General Meeting of the Shareholders of the Company to be held on Monday April 29, 2019, at 4:30 p.m. local Israeli time, at the offices of Kitov Pharma Ltd. (hereinafter, the “Registrant” or the “Company”) at One Azrieli Center, Round Tower, 19th Floor, 132 Menachem Begin Road, Tel Aviv, Israel, and the Proxy Statement for the Meeting, which we previously published on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, and which we also furnished to the SEC on Form 6-K on March 22, 2019, as well as submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and made available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, we are furnishing this supplement to the Proxy Statement as described pursuant to Explanatory Note No. 1 below.

Our Board of Directors continues to recommend that the shareholders approve the transactions for the acquisition of FameWave and the ADS, warrant and option issuances by the Company to be made in connection with the transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave in a private placement, as set forth under Proposal 1 in the Proxy Statement.

EXPLANATORY NOTE NO. 1

As previously disclosed, on March 14, 2019, we announced that we had entered into the Acquisition Agreement to acquire FameWave, a privately held Israeli biopharmaceutical company. FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. As described in the Proxy Statement and in our Annual Report on Form 20-F filed with the SEC on March 26, 2019, we are acquiring 100% of FameWave from its shareholders, subject to approval of our shareholders at the Meeting, and the completion of other closing conditions. As described on pages 22-23 of the Proxy Statement, one of the conditions to closing of the transactions is the execution by FameWave by no later than March 31, 2019 of a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.

We are announcing that on April 7, 2019, we entered into Amendment No. 1 to the Stock Purchase Agreement, which we refer to as the “Amendment”, pursuant to which the parties to the agreement agreed to extend the date by which FameWave shall complete the joint collaboration agreement, until April 15, 2019. This disclosure supplements the disclosure contained in the Proxy Statement, and should be read in conjunction with the Proxy Statement, which is available on the Internet site maintained by the Securities and Exchange Commission at http://www.sec.gov, along with periodic reports and other information the Company files with the Securities and Exchange Commission. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. Terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

Other than as expressly modified pursuant to the Amendment, the original Stock Purchase Agreement, which was filed as Annex A to the Proxy Statement, remains in full force and effect as originally executed on March 14, 2019. The foregoing description of the Amendment and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, attached as Exhibit 99.1 to this Report on Form 6-K, which is also hereby deemed to be supplemented as Annex A1 to the Proxy Statement.

Other than as expressly set forth above, this Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of the Proxy Statement, or reflect any events that have occurred after the Form 6-K with the Proxy Statement was originally filed.

Information contained on, or that can be accessed through, our website does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the Meeting. We have included our website address in this Form 6-K solely as an inactive textual reference. We will post on our website any materials in connection with the Meeting required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Amendment to Stock Purchase Agreement.

Forward-Looking Statements and Registrant’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

This Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

April 8, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO and Director

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